SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 1-13536

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Executive Deferred Compensation Plan of Federated Department Stores, Inc.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Federated Department Stores, Inc. 7 West Seventh Street Cincinnati, Ohio 45202 and 151 West 34th Street New York, New York 10001

EXECUTIVE DEFERRED COMPENSATION PLAN OF

FEDERATED DEPARTMENT STORES, INC.

Financial Statements

As of December 31, 2006 and 2005 and for

the Years Ended December 31, 2006, 2005 and 2004

With Report of Independent Registered Public Accounting Firm

EXECUTIVE DEFERRED COMPENSATION PLAN OF

FEDERATED DEPARTMENT STORES, INC.

Index
Report of Independent Registered Public Accounting Firm	1

Statements of Assets Available for Plan Benefits - December 31, 2006 and 2005	2

Statements of Changes in Assets Available for Plan Benefits - Years Ended December 31, 2006, 2005 and 2004	3-5

Notes to Financial Statements	6-8

Report of Independent Registered Public Accounting Firm

Pension and Profit Sharing Committee
Federated Department Stores, Inc.:

We have audited the accompanying statements of assets available for plan benefits of the Executive Deferred Compensation Plan of Federated Department Stores, Inc. (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in assets available for plan benefits for each of the years in the three year period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Plan as of December 31, 2006 and 2005, and the changes in assets available for plan benefits for each of the years in the three year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG
Cincinnati, Ohio
March 28, 2007

EXECUTIVE DEFERRED COMPENSATION PLAN OF
FEDERATED DEPARTMENT STORES, INC.

Statements of Assets Available for Plan Benefits

December 31, 2006 and 2005

	2006	2005

Receivables from Federated Department Stores, Inc. - Cash Credits	$28,000,427	$26,456,594

Federated Department Stores, Inc. common stock - 1,030,493 shares with a cost basis of $19,707,181 at December 31, 2006 and 1,016,262 shares with a cost basis of $18,447,095 at December 31, 2005	39,292,696	33,704,328

Assets available for plan benefits	$67,293,123	$60,160,922

 The accompanying notes are an integral part of these financial statements.

EXECUTIVE DEFERRED COMPENSATION PLAN OF

FEDERATED DEPARTMENT STORES, INC.

Statement of Changes in Assets Available for Plan Benefits

Year Ended December 31, 2006
	Cash Credits	Stock Credits	Total

Interest income	$ 1,231,656	$ -	$ 1,231,656

Dividend income	-	513,702	513,702

Unrealized appreciation on Federated Department Stores, Inc. common stock	-	4,585,997	4,585,997

Participant contributions	3,142,817	1,347,601	4,490,418

Total additions	4,374,473	6,447,300	10,821,773

Distributions	2,830,640	858,932	3,689,572

Net additions to assets available for plan benefits	1,543,833	5,588,368	7,132,201

Assets available for plan benefits:
Beginning of year	26,456,594	33,704,328	60,160,922
End of year	$28,000,427	$39,292,696	$67,293,123

The accompanying notes are an integral part of these financial statements.

EXECUTIVE DEFERRED COMPENSATION PLAN OF
FEDERATED DEPARTMENT STORES, INC.

Statement of Changes in Assets Available for Plan Benefits
Year Ended December 31, 2005
	Cash Credits	Stock Credits	Total

Interest income	$ 997,739	$ -	$ 997,739

Dividend income	-	383,853	383,853

Unrealized appreciation on Federated Department Stores, Inc. common stock	-	4,160,551	4,160,551

Participant contributions	3,144,829	1,131,241	4,276,070

Total additions	4,142,568	5,675,645	9,818,213

Distributions	977,096	1,818,407	2,795,503

Net additions to assets available for plan benefits	3,165,472	3,857,238	7,022,710

Assets available for plan benefits:
Beginning of year	23,291,122	29,847,090	53,138,212
End of year	$26,456,594	$33,704,328	$60,160,922

The accompanying notes are an integral part of these financial statements.

EXECUTIVE DEFERRED COMPENSATION PLAN OF
FEDERATED DEPARTMENT STORES, INC.

Statement of Changes in Assets Available for Plan Benefits
Year Ended December 31, 2004
	Cash Credits	Stock Credits	Total

Interest income	$ 725,012	$ -	$ 725,012

Dividend income	-	265,075	265,075

Unrealized appreciation on Federated Department Stores, Inc. common stock	-	5,482,331	5,482,331

Participant contributions	3,340,250	1,042,072	4,382,322

Total additions	4,065,262	6,789,478	10,854,740

Distributions	1,198,757	1,205,148	2,403,905

Net additions to assets available for plan benefits	2,866,505	5,584,330	8,450,835

Assets available for plan benefits:
Beginning of year	20,424,617	24,262,760	44,687,377
End of year	$23,291,122	$29,847,090	$53,138,212

The accompanying notes are an integral part of these financial statements.

EXECUTIVE DEFERRED COMPENSATION PLAN OF
FEDERATED DEPARTMENT STORES, INC.

Notes to Financial Statements
December 31, 2006, 2005 and 2004

1.   Description of the Plan

The following brief description of the Executive Deferred Compensation Plan of Federated Department Stores, Inc. (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan is sponsored by Federated Department Stores, Inc. (the "Company"). The Plan, as amended, enables key employees of the Company to defer cash (and prior to January 1, 2005, certain stock option compensation) for personal income tax purposes. The nonqualified Plan was adopted in 1993 and is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

Eligibility and Vesting

 The Plan covers key employees, as designated by the Company and defined in the Plan document. Participation is voluntary and participants can elect to make contributions to the Plan. Participants are 100% vested in the Plan at all times.

Participant Accounts

An account is maintained for each participant in the Plan, which shows the participant's separate interest in the Cash Credit and Stock Credit portions of the Plan. If a Cash Credit is elected, the participant's account shall be credited, as of the end of each calendar quarter, with the dollar amount of deferred compensation. At the end of each calendar quarter, the Cash Credit account shall be credited with interest at a rate equal to one-quarter of the percent per annum on United States Five-Year Treasury Bills as of the last day of such calendar quarter. If a Stock Credit is elected, the participant's account shall be credited, as of the end of each calendar quarter, with a stock equivalent which shall be the number of full shares of common stock of the Company that is transferred to or purchased by the Grantor Trust (defined later) with the amount of deferred compensation and with the dollar amount of any part of such credit that is not convertible into a full share. At the end of each calendar quarter, the Stock Credit account shall be credited with a dividend equivalent as declared by the Company, if any, upon each share of common stock during such calendar quarter.

Participants are eligible for distribution of their benefits upon retirement, death, termination of service, in the event of a designated change of control of the Company and in the event of immediate unexpected financial needs of the participant, as the Plan is not subject to the hardship rules of Section 401 of the Internal Revenue Code. Participants, prior to termination, may request to receive the balance of their cash and stock credit accounts in one to fifteen approximately equal installments. Such requests are subject to committee approval.

Effective January 1, 2002, participants have the ability to defer cash compensation on a short-term basis, for a minimum of five years. At the time of such deferral election, participants may request to receive the balance of this short-term deferral account in one to fifteen approximately equal installments. Notwithstanding, participants are eligible for distribution of this short-term account as well as other balances due to them under the Plan upon retirement, death, termination of service, in the event of a designated change of control of the Company and in the event of immediate unexpected financial needs of the participant, as the Plan is not subject to the hardship rules of Section 401 of the Internal Revenue Code.

For deferrals to the Plan on or after January 1, 2005, participants must make an election to receive the balance of these cash and stock credit accounts in one to fifteen approximately equal installments prior to the deferral. Subsequent changes are subject to restrictions. If no election is made, the cash and stock credit accounts will be paid out in five approximately equal installments.

Grantor Trust

 The Company established a Grantor (Rabbi) Trust, a wholly owned subsidiary of the Company, intended to meet the safe harbor provisions of RevProc 92-64, for the benefit of participants' Stock Credits under the Plan. The Trust shall be governed by and subject to the terms of a trust agreement entered into between the Company, as grantor, and the trustee.

2.   Summary of Significant Accounting Policies

a)   Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

b)   Investments

The Plan's investments consist of receivables from the Company and common stock of the Company, both of which exceed 5% of assets available for plan benefits. The Company maintains separate book accounts for the benefit of each Plan participant and periodically credits such accounts for deferred compensation, interest and dividend income and distributions. The share amounts have been adjusted for the two-for-one stock split effected in the form of a stock dividend distributed on June 9, 2006. Company shares are allocated to participant accounts based on the share price on the date of purchase. At December 31, 2006, there were 70 participants in the Cash Credit portion of the Plan, 62 participants in the Stock Credit portion of the Plan and 237 participants in both the Cash Credit portion and Stock Credit portion of the Plan.

At December 31, 2005, there were 65 participants in the Cash Credit portion of the Plan, 63 participants in the Stock Credit portion of the Plan and 220 participants in both the Cash Credit portion and Stock Credit portion of the Plan.

c)   Risks and Uncertainties

The Plan invests in common stock of the Company. Securities investments, in general, are exposed to various risks, such as interest rates, credit, and overall market volatility risks. Due to the general level of risk associated with securities investments and the additional risks associated with investment in a single security, it is at least reasonably possible that a change in the value of the Company's stock will occur in the near term and that such a change could materially affect the amount reported in the statement of assets available for benefits.

d)   Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions are subject to inherent uncertainties, which may result in actual amounts differing from reported amounts.

3.  Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. In the event the Plan is terminated, all sums credited to individual accounts would be distributed to participants.

4.  Administrative Expenses

All administrative costs of the Plan are borne by the Company.

5.  Tax Status

The Plan is not subject to Federal Income Tax. It is operated as a nonqualified deferred compensation arrangement that effectively defers compensation. The related Grantor (Rabbi) Trust is intended to conform to the safe harbor terms of the model trust as described in Rev. Proc. 92-64.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Pension and Profit Sharing Committee (which is the administrative committee for the Executive Deferred Compensation Plan of Federated Department Stores, Inc.) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Executive Deferred Compensation Plan of
FEDERATED DEPARTMENT STORES, INC.

Dated March 30, 2007	By: /s/ David W. Clark
David W. Clark
Pension and Profit Sharing Committee
Federated Department Stores, Inc.